UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
JAMBA, INC.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
47023A101

(CUSIP Number)
CIC Partners Firm LP
500 Crescent Court, Suite 250
Dallas, Texas 75201
(214) 871-6863
Attn: Diane Gross
Copy To:
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201
Telephone: (214) 855-8000
Facsimile: (214) 855-8200
Attn: James R. Griffin, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 20, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	47023A101

1	NAMES OF REPORTING PERSONS. CIC Partners Firm LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,559,735

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

2,559,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,559,735

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	47023A101

1	NAMES OF REPORTING PERSONS. CAH Public LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,559,735

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

2,559,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,559,735

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	47023A101

1	NAMES OF REPORTING PERSONS. CAH Public GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,559,735

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

2,559,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,559,735

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	47023A101

1	NAMES OF REPORTING PERSONS. CIC Advantage Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,559,735

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

2,559,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,559,735

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

     The Schedule 13D (the “Schedule 13D”) filed on January 8, 2009 by CIC Partners Firm LP, a Delaware limited partnership (“CIC Partners”), CAH Public LP, a Delaware limited partnership (the “Partnership”), CAH Public GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), and CIC Advantage Holdings LLC, a Delaware limited liability company and the sole member of the General Partner (“CIC Advantage” and, collectively with CIC Partners, the Partnership and the General Partner, the “Reporting Persons”), relating to shares of common stock, par value $0.001 per share (the “Common Shares”), of Jamba, Inc., a Delaware corporation (the “Issuer”), is hereby amended and supplemented as set forth below by this Amendment No. 1 to the Schedule 13D. Except as specifically provided herein, the Schedule 13D remains unmodified.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended to add the following information:
(a) At the close of business on May 20, 2009, the Reporting Persons beneficially owned 2,559,735 Common Shares, which constitute approximately 4.7% of the class outstanding. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Persons is based upon 54,690,728 Common Shares outstanding at March 6, 2009, according to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2009. All of the Common Shares beneficially owned by the Reporting Persons are held by the Partnership.
(b) The Partnership, the General Partner, CIC Advantage and CIC Partners have shared power to vote or direct the voting of, and to dispose or direct the disposition of, all the Common Shares beneficially owned by the Reporting Persons.
(c) The table below specifies the date, amount and price of the Common Shares sold by the Partnership during the past sixty days. All transactions were effected in the open market on the Nasdaq Stock Market, Inc.

Trade Date	Number of Shares	Price per Share
5/08/2009	129,700	$1.09
5/11/2009	130,000	$1.02
5/12/2009	82,520	$1.00
5/13/2009	15,600	$0.97
5/14/2009	400	$0.95
5/15/2009	26,000	$0.96
5/18/2009	13,478	$0.95
5/19/2009	80,467	$0.99
5/20/2009	40,000	$1.01
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares covered by this Statement.
(e) On May 13, 2009, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Shares.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2009	CIC Partners Firm LP
	By:	/s/ Fouad Bashour
		Name:	Fouad Bashour
		Title:	Director

Date: May 20, 2009	CIC Advantage Holdings LLC
	By:	/s/ Fouad Bashour
		Name:	Fouad Bashour
		Title:	Director

Date: May 20, 2009	CAH Public GP LLC By: CIC Advantage Holdings LLC (its sole member)
	By:	/s/ Fouad Bashour
		Name:	Fouad Bashour
		Title:	Director

Date: May 20, 2009	CAH Public LP By: CAH Public GP LLC (its general partner) By: CIC Advantage Holdings LLC (its sole member)
	By:	/s/ Fouad Bashour
		Name:	Fouad Bashour
		Title:	Director